Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2016

Quarterly Net Revenues Increased by 16.5% Year-Over-Year

Quarterly Student Enrollments Increased by 31.2% Year-Over-Year

Quarterly Operating Income Increased by 17.5% Year-Over-Year

BEIJING, Oct. 25, 2016 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2016, which is the first quarter of New Oriental’s fiscal year 2017.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2016

•	Total net revenues increased by 16.5% year-over-year to US$534.1 million for the first fiscal quarter of 2017.

•	Operating income increased by 17.5% year-over-year to US$152.6 million for the first fiscal quarter of 2017.

•	Net income attributable to New Oriental increased by 9.7% year-over-year to US$141.1 million for the first fiscal quarter of 2017.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2017	1Q FY2016	% of change
Net revenues	534,069	458,489	16.5%
Operating income	152,584	129,846	17.5%
Non-GAAP operating income (2)(3)	153,465	133,595	14.9%
Net income attributable to New Oriental	141,062	128,543	9.7%
Non-GAAP net income attributable to New Oriental (2)(3)	141,943	132,292	7.3%
Net income per ADS attributable to New Oriental - basic	0.90	0.82	9.1%
Net income per ADS attributable to New Oriental - diluted	0.89	0.82	9.2%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.90	0.84	6.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.90	0.84	6.7%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2016

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 31.2% year-over-year to approximately 1,326,300 for the first fiscal quarter of 2017.

•	The total number of schools and learning centers was 771 as of August 31, 2016, an increase of 50 compared to 721 as of August 31, 2015, and an increase of 23 compared to 748 as of May 31, 2016. The total number of schools was 67 as of August 31, 2016.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are very pleased with what was a very strong start to fiscal year 2017. Top line growth for the first quarter was 16.5%, or 23.7% in our functional currency Renminbi, exceeding the high end of our expected range and driven largely by a healthy 31.2% increase in student enrollments. Our K-12 all-subjects after-school tutoring business continued its strong momentum during the quarter, with revenue up approximately 28% and enrollment up approximately 46% year-over-year. Further, our U-Can middle and high school all-subjects after-school tutoring business grew approximately 23% year-over-year, and the revamped POP Kids program delivered a year-over-year revenue increase of approximately 39%. By all accounts, this is a very solid start to the new fiscal year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We have also maintained focus on executing our now well-proven “Optimize the Market” strategy, which has been guiding us effectively since fiscal year 2015. We are intent on maintaining a healthy balance between top line and bottom line growth, while at the same time investing in building out our online and offline (O2O) integrated education ecosystem. As part of this approach, we opened a new school in the city of Baoding and added a net of 22 learning centers in existing cities, adding a total of approximately 49,000 square meters of classroom area which represents about 4% capacity expansion. To complement this offline expansion, we continued to roll out a sophisticated O2O integrated education system, including new POP Kids program and U-Can Visible Progress Teaching system in all existing cities. We also launched the O2O system for overseas test preparation business, such as IELTS, TOEFL and SAT programs, in seven large cities in China. In addition, our pure online education platform, Koolearn.com, recorded a revenue growth of 45% year-over-year in the quarter, with an 80% increase in registered users and a 38% increase in paid users.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “We are greatly encouraged by not only the strong revenue performance but also the continued improvement of operational efficiency. During the first quarter, operating income increased by 17.5% year- over-year to approximately US$152.6 million, even while we investing heavily in customer acquisition. In order to rapidly acquire grade 7 student customers before they start the first year of secondary school, we rolled out a large scale promotion this summer, by offering low price experiential courses for multiple subjects in Beijing and Shanghai and math courses in approximately 25 other cities. Despite the promotion costs, the operating margin for the first quarter increased by 30 basis points to 28.6% from 28.3% a year ago. The margin expansion was largely driven by improved utilization of facilities and effective cost control within the organization. We will continue our efforts to enhance efficiency and productivity and believe that will contribute greatly to building long term value for our customers and shareholders.”

Financial Results for the First Fiscal Quarter Ended August 31, 2016

Net Revenues

For the first fiscal quarter of 2017, New Oriental reported net revenues of US$534.1 million, representing a 16.5% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$494.3 million, representing a 17% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2017 increased by 31.2% year-over-year to approximately 1,326,300.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$381.5 million, representing a 16.1% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$380.6 million, representing a 17.1% increase year-over-year.

•	Cost of revenues increased by 18.5% year-over-year to US$203.4 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 18.4% year-over-year to US$58.5 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 11.2% year-over-year to US$119.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$118.8 million, representing a 14.3% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 76.5% to US$0.9 million in the first fiscal quarter of 2017.

Operating Income and Operating Margin

Operating income was US$152.6 million, representing a 17.5% increase year-over-year. Non-GAAP income from operations for the quarter was US$153.5 million, representing a 14.9% increase year-over-year.

Operating margin for the quarter was 28.6%, compared to 28.3% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 28.7%, compared to 29.1% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$141.1 million, representing a 9.7% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.90 and US$0.89, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$141.9 million, representing a 7.3% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.90 and US$0.90, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2017 was approximately US$187.6 million. Capital expenditures for the quarter were US$25.4 million, which were primarily attributable to the opening of 45 new learning centers and renovations at existing learning centers.

Balance Sheet

As of August 31, 2016, New Oriental had cash and cash equivalents of US$591.1 million, as compared to US$709.2 million as of May 31, 2016. In addition, the Company had US$96.3 million in term deposits, US$1,133.6 million in short-term investment and US$41.8 million in long-term held-to-maturity investments due within one year consisting of trusts guaranteed by a bank and expected to mature within one year from August 31, 2016.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2017 was US$657.1 million, an increase of 28.4% as compared to US$511.7 million at the end of the first quarter of fiscal year 2016.

Outlook for Second Quarter of Fiscal Year 2017

New Oriental expects total net revenues in the second quarter of fiscal year 2017 (September 1, 2016 to November 31, 2016) to be in the range of US$324.6 million to US$335.1 million, representing year-over-year growth in the range of 17% to 21%.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 23% to 27% for the second quarter of fiscal year 2017.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 25, 2016, U.S. Eastern Time (8 PM on October 25, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until November 2, 2016:

International:	+61-2-8199-0299
Passcode:	80911934

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2017, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31	As of May 31
	2016	2016
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	591,081	709,209
Restricted cash, current	965	110
Term deposits	96,345	86,706
Short term investments	1,133,634	819,229
Accounts receivable, net	3,277	3,747
Inventory	29,339	27,303
Prepaid expenses and other current assets	104,745	99,677
Amounts due from related parties, current	5,274	4,539
Long term investments due within one year	41,757	118,816

Total current assets	2,006,417	1,869,336
Property, plant and equipment, net	250,667	237,698
Land use rights, net	3,822	3,906
Amounts due from related parties, non-current	1,867	1,741
Deferred tax assets, non-current	14,526	24,341
Long term deposit	17,236	14,901
Long term prepaid rent	364	235
Restricted cash, non-current	3,864	3,811
Intangible assets	2,314	2,618
Goodwill	10,390	10,545
Long term investments	199,248	178,863
Other non-current asset	—	6,839

Total assets	2,510,715	2,354,834

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$21,318 and US$24,087 as of May 31, 2016 and August 31, 2016, respectively)	24,367	21,395
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$192,332 and US$189,857 as of May 31, 2016 and August 31, 2016, respectively)	215,298	217,044

	As of August 31	As of May 31
	2016	2016
	(Unaudited)	(Unaudited)
	USD	USD
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$30,899 and US$41,180 as of May 31, 2016 and August 31, 2016, respectively)	42,802	32,806
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$29 and US$41 as of May 31, 2016 and August 31, 2016, respectively)	41	42
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$616,299 and US$654,032 as of May 31, 2016 and August 31, 2016, respectively)	657,098	646,903

Total current liabilities	939,606	918,190
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,432 and US$1,392 as of May 31, 2016 and August 31, 2016, respectively)	1,870	1,982

Total long-term liabilities	1,870	1,982
Total liabilities	941,476	920,172

Noncontrolling interests	33,927	30,090
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,535,312	1,404,572

Total shareholders’ equity	1,569,239	1,434,662
Total liabilities and shareholders’ equity	2,510,715	2,354,834

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	494,307	422,351
Books and others	39,762	36,138

Total net revenues	534,069	458,489

Operating costs and expenses (note 1):
Cost of revenues	203,370	171,651
Selling and marketing	58,465	49,377
General and administrative	119,650	107,615

Total operating costs and expenses	381,485	328,643

Operating Income	152,584	129,846

Other income, net	14,047	17,675
Provision for income taxes	(22,711)	(17,939)
Loss from equity method investments	(1,837)	(998)
Net income	142,083	128,584
Net gain attributable to the noncontrolling interests	(1,021)	(41)

Net income attributable to New Oriental Education & Technology Group Inc.	141,062	128,543

Net income per share attributable to New Oriental-Basic	0.90	0.82
Net income per share attributable to New Oriental-Diluted	0.89	0.82
Net income per ADS attributable to New Oriental-Basic (note 2)	0.90	0.82
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.89	0.82
Other comprehensive income, net of tax	(15,602)	(33,930)

Comprehensive income	126,481	94,654

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	125,013	94,613

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	881	3,749

Total	881	3,749

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	119,650	107,615
Share-based compensation expense in general and administrative expenses	881	3,749

Non-GAAP general and administrative expenses	118,769	103,866
Total operating costs and expenses	381,485	328,643
Share-based compensation expenses	881	3,749

Non-GAAP operating costs and expenses	380,604	324,894
Operating income	152,584	129,846
Share-based compensation expenses	881	3,749

Non-GAAP operating income	153,465	133,595
Operating margin	28.6%	28.3%
Non-GAAP operating margin	28.7%	29.1%
Net income attributable to New Oriental	141,062	128,543
Share-based compensation expenses	881	3,749

Non-GAAP net income	141,943	132,292
Net income per ADS attributable to New Oriental- Basic (note 2)	0.90	0.82
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.89	0.82
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.90	0.84
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.90	0.84
Weighted average shares used in calculating basic net income per ADS (note 2)	157,447,723	156,562,405
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,829,525	157,010,006
Non-GAAP income per share - basic	0.90	0.84
Non-GAAP income per share - diluted	0.90	0.84

Note 2: Each ADS represents one common share.